U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, d.C. 20549
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and Address of Reporting Person   4. Statement for Month/Year
     Baucom, Tyndall L.                      February 1996
     Riverfront Plaza - West
     901 E. Byrd Street, 17th Floor       5. If Amendment, Date of
     Richmond, VA 23219                      Original (Month/Year)

2. Issuer Name and Ticker or Trading Symbol 6.   Relationship of Reporting
     Dominion Resources, Inc. (D)                 Person to Issuer
                                                 Director
3. IRS or Social Security Number of
   Reporting Person (Voluntary)
     ###-##-####

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially
                             Owned
1.   Title of Security                    Common Stock
2.   Transaction Date                     02/23/1996 (01)
3.   Transaction Code                     J (01)
4.   Securities Acquired (A) or Disposed of (D)
     Amount                               2,217
     (A) or (D)                           A
     Price                                (01)
5.   Amount of Securities Beneficially
       Owned at End of Month              17,311
6.   Ownership Form: Direct (D) or Indirect (I)     D
7.   Nature of Indirect Beneficial Ownership   __________________


1.   Title of Security                    Common Stock
2.   Transaction Date                     _____________
3.   Transaction Code                     _____________
4.   Securities Acquired (A) or Disposed of (D)
     Amount                               _____________
     (A) or (D)                           _____________
     Price                                _____________
5.   Amount of Securities Beneficially
       Owned at End of Month              245
6.   Ownership Form: Direct (D) or Indirect (I)     I
7.   Nature of Indirect Beneficial Ownership   By Son


1.   Title of Security                    Common Stock
2.   Transaction Date                     _____________
3.   Transaction Code                     _____________
4.   Securities Acquired (A) or Disposed of (D)
     Amount                               _____________
     (A) or (D)                           _____________
     Price                                _____________
5.   Amount of Securities Beneficially
       Owned at End of Month              245
6.   Ownership Form: Direct (D) or Indirect (I)     I
7.   Nature of Indirect Beneficial Ownership   By Son


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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Derivative Security         __________________

2.   Conversion or Exercise Price of
      Derivative Security                 __________________

3.   Transaction Date                     __________________

4.   Transaction Code                     __________________

5.   Number of Derivative Securities Acquired (A)
      or Disposed of (D)                  __________________

6.   Date Exercisable                     __________________

     Expiration Date                      __________________

7.   Title and Amont of Underlying Securities

     Title                                __________________
     Amount or Number of Shares           __________________

8.   Price of Derivative Security         __________________

9.   Number of Derivative Securities
      Beneficially Owned at End of Month  __________________

10.  Ownership of Derivative Security: Direct (D)
      or Indirect (I)                     __________________

11.  Nature of Indirect Beneficial Ownership   __________________

Explanation of Responses:

(01) Shares of Restricted Stock awarded under the 1993-1995 Nonutility Growth Plan of the Dominion Resources, Inc. Long-term Incentive Plan, in an exempt transaction under old Rule 16b-3.

Baucom,Tyndall L.